FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2004

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release issued by Compañía de Minas Buenaventura S.A.A. and subsidiaries on April 23, 2004, announcing the Company's First Quarter 2004 results.

For Immediate Release

Compañía de Minas Buenaventura Announces

First Quarter 2004 Results

Lima, Peru, April 23, 2004 - Compañía de Minas Buenaventura S.A.A. ("Buenaventura" or "the Company") (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru's largest publicly-traded precious metals mining company, announced today its results for the first quarter 2004. All figures have been prepared in Peruvian GAAP and are stated in Peruvian nuevos soles (S/.) and in U.S. dollars (US$) at a rate of S/.3.461 per US$1 for the convenience of the reader.

Comments from the Chief Executive Officer:

Roque Benavides, Chief Executive Officer of Buenaventura stated: "This quarter, Buenaventura's net income was S/.173.6 million, or US$50.2 million, a decrease of 10% as compared to 1Q03 (Net income S/.193.1 million). The main difference corresponds to a credit of S/.95.0 million stated during 1Q03, related to the provision for derivative instruments, compared to a credit of S/.8.5 million in 1Q04.

The two remarkable facts this quarter are: a 43% increase in operating income (S/.78.7 million in 1Q04 versus S/.54.9 million in 1Q03) and a 149% increase in non-consolidated affiliates' results (S/.167.6 million in 1Q04, versus S/.67.3 million in 1Q03) mainly, attributed to Yanacocha.

EBITDA for 1Q04, was S/.361.0 million, or US$ 104.3 million, a 59% increase when compared to 1Q03 (S/.226.4 million).

These results were mainly attributed to our cost-cutting improvements at Orcopampa, Uchucchacua and Antapite, an increase of 67% and 64% in silver and lead sales, respectively, and to higher metal realized prices".

Financial Highlights (in millions of US$, except Income per ADR):

	1Q04	1Q03	Var%
Operating Revenues	67.9	54.3	25%
Operating Income	22.7	15.9	43%
EBITDA (BVN Direct Operations)	14.8(1)	19.6	-24%
EBITDA (including Yanacocha)	104.3(1)	65.4	59%
Net Income	50.2(1)	55.8	-10%
Net Income (without mark to market effect)	43.7(1)	28.4	54%
EPS	0.39	0.44	-10%
EPS (without Mark to market effect)	0.34	0.22	54%

(1) Includes a US$10.4 million expense of buying back 120,000 oz of gold in January 2004.

Operating Highlights:
	1Q04	1Q03	Var%
Total Sales (million of US$)	58.2	47.0	24%
Average Realized Price Gold (US$/oz.)	365.91	349.80	5%
Average Realized Price Silver (US$/oz.)	6.21	4.67	33%
Average Realized Price Lead (US$/TM.)	862.32	459.45	88%
Average Realized Price Zinc (US$/TM.)	1,048.99	785.96	33%

Operating Revenue

Operating revenue reached S/.235.1 million, or US$67.9 million, a 25% increase when compared to 1Q03 (S/.187.9 million). This was a result of a 24% increase in net sales and a 35% increase in royalties.

Net sales increased 24% during 1Q04 versus 1Q03 mainly due to a significant increase in metal realized prices of silver (33%), zinc (33%) and lead (88%); and volumes sold of silver (67%) and lead (64%).

The volume of gold sold decreased 11% due to a delay in gold delivery. However, gold production in 1Q04 was 12% higher than in 1Q03.

Sales Content
	1Q04	1Q03	Var%
Gold (in oz)	68,217	76,668	-11%
Silver (in oz)	3,448,473	2,062,064	67%
Lead (in MT)	7,480	4,565	64%
Zinc (in MT)	11,834	13,603	-13%

Production and Operating Costs

Buenaventura's equity production in 1Q04 was 75,173 ounces of gold, 11% higher than 1Q03 (67,654 ounces) and 2,991,425 ounces of silver, an increase of 3% compared to 1Q03 (2,911,776 ounces).

Equity Production[1]
	1Q04	1Q03	Var%
Gold (in oz)	75,173	67,654	11%
Silver (in oz)	2,991,425	2,911,776	3%
Lead (in MT)	3,851	3,438	12%
Zinc (in MT)	5,842	6.361	-8%

In Orcopampa (100%) total gold production increased 8% to 47,288 oz in 1Q04 from 43,622 oz in 1Q03. Cash operating cost in 1Q04 was US$145.37/oz of gold, a decrease of 9% compared to 1Q03 (US$159.29/oz of gold). As it was announced, the cyanidation plant began full operations in March permitting increasing recovery and reduction of sales expenses, deductions and penalties by producing dore instead of ore concentrates. As a matter of fact, the cash operating cost in March was US$115.61/oz, which confirms our expectations regarding the new process.

In Uchucchacua (100%), silver production was 2,347,727 oz , similar to 1Q03 production. Cash operating cost in 1Q04 was US$3.00/oz of silver, a decrease of 3% compared to 1Q03 (US$3.10/oz) explained by a higher by-products contribution such as zinc and lead, which experienced strong price increases.

In Antapite (78.04%), gold production increased 31%, from 17,973 oz in 1Q03 to 23,567 oz in 1Q04, due to the expansion of the cyanidation plant. Cash operating cost in 1Q04 was US$154.11/oz of gold, a 5% decrease as compared to 1Q03 (US$163.92/oz of gold), due to the higher gold production.

In Ishihuinca (78.04%), gold production was 5,960 oz, a 1% decrease when compared to 1Q03 (6,044 oz). Cash operating cost for the quarter was US$265.09/oz of gold, 29% higher compared with 1Q03 (US$205.98/oz) due to exploration efforts to increase gold reserves and an increase in mine preparation costs.

In Colquijirca (El Brocal) (32.78%) lead production in 1Q04 was 6,764 ST, an increase of 22% versus 1Q03 (5,528 ST). Silver production was 724,393 ounces, a 10% decrease compared with 1Q03 (808,600 oz) and zinc production was 14,619 ST, an 11% decrease compared with 1Q03 (16,397 ST). Cash operating cost for the period was US$867.28/TM of zinc, a 26% increase versus US$687.82/TM in 1Q03 explained by a decrease in zinc recovery due to higher oxide contents in ore.

Operating Expenses

  General and administrative expenses in 1Q04 were S/.20.6 million, or US$6.0 million, a 19% increase compared to 1Q03 (S/.17.4 million) due to higher legal expenses and a provision for the Long-Term Management Compensation Program after incorporating the year 2004 program which covers until year 2013.

  Exploration costs in non-operational mining areas in during the period increased 13% to S/.10.1 million, or US$2.9 million (S/.9.0 million in 1Q03), due to higher expenditures in the La Zanja project.

Operating Income

Operating income was S/.78.7 million, or US$ 22.7 million, a 43% increase compared to 1Q03 (S/.54.9 million). This was primarily a result of the 25% increase in operating revenues while operating costs increased only 20%.

Income from Non-Consolidated Affiliates

Buenaventura's income from Non-Consolidated Affiliates during 1Q04 was S/.167.6 million, or US$48.4 million, an increase of 149% compared to 1Q03 (S/.67.3 million) mainly attributed to our participation in Yanacocha.

In Yanacocha (43.65%) 1Q04 gold production increased 26% to 803,558 ounces (350,753 ounces Buenaventura's share) compared with the same period of 2003. This result was due to an increase in the gold recoveries.

Cash operating cost in Yanacocha was US$144/oz of gold, a 7% increase compared with US$134/oz in 1Q03.

Net income in 1Q04 was US$110.6 million and operating cash flow was US$193.2 million, compared to US$43.6 million and US$143.1 million, respectively, in 1Q03.

Yanacocha's capital expenditures for 1Q04 were US$44.6 million.

Net Income

This quarter Buenaventura's net income was S/.173.6 million, or US$50.2 million, representing a decrease of 10% compared to 1Q03 (S/.193.1 million). In 1Q03 a credit of S/.95.0 million, or US$27.4 million due to a provision for mark-to-market value variation was considered. On the other hand, during 1Q04, the corresponding credit was only of S/.8.5 million plus a realized deferred income of S/.13.9 million, or US$4.0 million.

Earnings per share (EPS) for 1Q04 were S/.1.36, or US$0.39, a decrease of 10% compared with 1Q03 (S/.1.52 or US$0.44).

Eliminating mark to market effect, net income in 1Q04 was US$43.7, an increase of 54% when compared with 1Q03 (US$28.4 million). Likewise, EPS increased 54% from US$0.22 in 1Q03 to US$0.34 in 1Q04.

Hedging Operations

During the quarter the Company reported a net loss of S/.45.7 million, or US$13.2 million in derivative instruments, as a result of the execution of 41,000 ounces of gold and 515,823 ounces of silver.

Project Development

UCHUCCHACUA

During 1Q04, the Company started the engineering studies for the construction of the flotation-cyanidation plant for treating tails.

CONSORCIO ENERGETICO DE HUANCAVELICA

During 1Q04, the Company began construction of a 104km transmission line running between the districts of Callalli and Ares at 138kv to improve the energy supply for Orcopampa, Shila and Paula as well as Poracota. Total investment has been estimated at US$7 million.

LA ZANJA

This project is progressing in terms of permitting and development.

* * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru's largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly-owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates three mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation) and is one of the main precious metal producers in the world.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company's and Yanacocha's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical and legal developments. These forward-looking statements reflect the Company's view with respect to the Company and Yanacocha's future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

Appendix 1.

Equity Participation in Affiliates and Subsidiaries
	BVN	Operating
	Equity %	Mines
Minera Yanacocha	43.65	Yanacocha
Sociedad Minera El Brocal*	32.78	Colquijirca
Inversiones Mineras Del Sur*	78.04	Antapite / Ishihuinca
Cedimin*	100.00	Shila / Paula
Buenaventura Ingenieros*	100.00	-
Consorcio Energetico de Huancavelica*	100.00	-

*Consolidates

Appendix 2.

 BVN PRODUCTION SUMMARY
	GOLD PRODUCTION
	Three Months Ended March 31st
	Orcopampa			Antapite
	2004	2003	%	2004	2003	%
Ore Milled DST	102,760	91,408	12.42%	44,875	30,387	47.68%
AVG Ore Grade OZ/ST	0.49	0.56	-11.75%	0.56	0.65	-12.93%
AVG Recovery Rate %	93.48%	85.55%	7.93%	93.39%	91.57%	1.82%
Ounces Produced	47,288	43,622	8.41%	23,567	17,973	31.13%
	SILVER PRODUCTION
	Three Months Ended March 31st
	Uchucchacua			Colquijira
	2004	2003	%	2004	2003	%
Ore Milled DST	188,898	182,288	3.63%	370,153	338,027	9.50%
AVG Ore Grade OZ/ST	16.93	17.59	-3.76%	2.87	3.25	-11.59%
AVG Recovery Rate %	73.40%	73.83%	-0.44%	68.15%	73.64%	-5.49%
Ounces Produced	2,347,727	2,368,140	-0.86%	724,393	808,600	-10.41%
	ZINC PRODUCTION
	Three Months Ended March 31st
	Uchucchacua			Colquijira
	2004	2003	%	2004	2003	%
Ore Milled DST	188,898	182,288	3.63%	370,153	338,027	9.50%
AVG Ore Grade %	1.38%	1.55%	-11.20%	5.53%	6.14%	-9.94%
AVG Recovery Rate %	63.21%	59.85%	3.35%	71.43%	79.01%	-7.58%
ST Produced	1,648	1,696	-2.83%	14,619	16,397	-10.84%

Appendix 3.

Total Gold Commitmets

As of 04/01/04
		2004	2005	2006	2007	2008	2009	2010	2011	Total
285	Ounces	246,000	208,000	338,000	350,500	428,000	452,000	60,000	60,000	2,142,500
	US$/oz	307.23	313.65	314.91	313.90	297.83	294.03	285.00	285.00	304.25
290	Ounces	246,000	208,000	338,000	350,500	428,000	452,000	60,000	60,000	2,142,500
	US$/oz	322.99	332.64	327.34	326.03	309.74	305.91	347.50	347.50	320.23
300	Ounces	216,000	288,000	418,000	430,500	508,000	492,000	60,000	60,000	2,472,500
	US$/oz	339.17	336.91	332.49	331.50	320.30	315.51	347.50	347.50	328.26
340	Ounces	216,000	288,000	418,000	438,000	538,000	522,000	90,000	82,500	2,592,500
	US$/oz	342.50	341.35	339.38	339.04	341.30	342.03	346.67	346.82	341.22
345	Ounces	216,000	288,000	418,000	438,000	538,000	522,000	90,000	82,500	2,592,500
	US$/oz	342.50	341.35	339.38	339.04	343.53	345.13	346.67	346.82	342.31
350	Ounces	234,000	312,000	448,000	468,000	568,000	552,000	120,000	105,000	2,807,000
	US$/oz	343.08	342.02	340.42	339.90	345.72	348.06	346.25	346.43	343.78
385	Ounces	279,000	372,000	448,000	468,000	568,000	552,000	120,000	105,000	2,912,000
	US$/oz	349.84	348.95	340.42	339.90	360.51	368.61	346.25	346.43	352.05
400	Ounces	279,000	372,000	448,000	468,000	568,000	552,000	120,000	105,000	2,912,000
	US$/oz	349.84	348.95	340.42	339.90	366.85	377.41	346.25	346.43	354.95
420	Ounces	279,000	372,000	448,000	468,000	628,000	552,000	120,000	105,000	2,972,000
	US$/oz	349.84	348.95	340.42	339.90	371.93	386.21	346.25	346.43	357.90

Phsysical Gold Delivery

As of 04/01/04
		2004	2005	2006	2007	2008	2009	2010	2011	Total
285	Ounces	156,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	2,000,000
	US$/oz	311.39	313.65	311.98	311.77	297.83	294.03	285.00	285.00	303.37
290	Ounces	156,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	2,000,000
	US$/oz	336.26	332.64	325.62	324.73	309.74	305.91	347.50	347.50	320.49
300	Ounces	156,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	2,000,000
	US$/oz	337.70	334.57	328.54	327.77	316.05	313.08	347.50	347.50	324.73
340	Ounces	156,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	2,000,000
	US$/oz	342.31	340.72	337.89	337.53	340.72	341.75	347.50	347.50	340.52
345	Ounces	156,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	2,000,000
	US$/oz	342.31	340.72	337.89	337.53	343.53	345.33	347.50	347.50	341.94
350	Ounces	156,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	2,000,000
	US$/oz	342.31	340.72	337.89	337.53	346.33	348.92	347.50	347.50	343.35
385	Ounces	156,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	2,000,000
	US$/oz	342.31	340.72	337.89	337.53	365.96	374.00	347.50	347.50	353.21
400	Ounces	156,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	2,000,000
	US$/oz	342.31	340.72	337.89	337.53	374.37	384.76	347.50	347.50	357.45
420	Ounces	156,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	2,000,000
	US$/oz	342.31	340.72	337.89	337.53	374.37	395.51	347.50	347.50	359.88

Gold Derivatives

As of 04/01/04

		2004	2005	2006	2007	2008	2009	2010	2011	Total
285	Ounces	90,000		30,000	22,500					142,500
	US$/oz	300.00		345.00	345.00					316.58
290	Ounces	90,000		30,000	22,500					142,500
	US$/oz	300.00		345.00	345.00					316.58
300	Ounces	60,000	80,000	110,000	102,500	80,000	40,000			472,500
	US$/oz	343.00	343.00	343.55	343.44	343.00	343.00			343.22
340	Ounces	60,000	80,000	110,000	110,000	110,000	70,000	30,000	22,500	592,500
	US$/oz	343.00	343.00	343.55	343.55	343.55	343.86	345.00	345.00	343.59
345	Ounces	60,000	80,000	110,000	110,000	110,000	70,000	30,000	22,500	592,500
	US$/oz	343.00	343.00	343.55	343.55	343.55	343.86	345.00	345.00	343.59
350	Ounces	78,000	104,000	140,000	140,000	140,000	100,000	60,000	45,000	807,000
	US$/oz	344.62	344.62	346.00	345.46	343.86	344.20	345.00	345.00	344.87
385	Ounces	123,000	164,000	140,000	140,000	140,000	100,000	60,000	45,000	912,000
	US$/oz	359.39	359.39	346.00	345.46	343.86	344.20	345.00	345.00	349.49
400	Ounces	123,000	164,000	140,000	140,000	140,000	100,000	60,000	45,000	912,000
	US$/oz	359.39	359.39	346.00	345.46	343.86	344.20	345.00	345.00	349.49
420	Ounces	123,000	164,000	140,000	140,000	200,000	100,000	60,000	45,000	972,000
	US$/oz	359.39	359.39	346.00	345.46	366.70	344.20	345.00	345.00	353.84

Appendix 4.

Silver Derivatives

As of 04/01/04

	At US $ 4.00		At US $ 4.15		At US $ 6.20		At US $ 6.33		At US $ 6.50		At US $ 7.00
Year	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz
2004	225,000	6.00	1,125,000	5.84	1,170,000	6.15	1,345,500	6.16	1,575,000	6.16	2,250,000	6.16
2005	300,000	6.00	1,400,000	5.84	1,460,000	6.15	1,677,750	6.15	1,962,500	6.15	2,800,000	6.16
2006	200,000	6.00	200,000	6.00	240,000	6.00	266,000	6.00	300,000	6.00	400,000	6.00
	725,000	6.00	2,725,000	5.85	2,870,000	6.14	3,289,250	6.14	3,837,500	6.14	5,450,000	6.15

 Appendix 5.

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2003 (audited) and March 31, 2004 (unaudited)
	2003	2004	2004
	S/(000)	S/(000)	US$(000)

Assets
Current assets

Cash and cash equivalents	390,572	472,998	136,665

Investment funds	53,782	53,485	15,454

Trade accounts receivable	72,779	57,951	16,744

Other accounts receivable	25,777	20,386	5,890

Accounts receivable from affiliates	36,943	45,229	13,068

Inventories, net	75,685	81,090	23,430

Income tax credit	28,408	26,790	7,741

Current portion of prepaid value added tax and expenses	17,958	29,959	8,656
	__________	__________	__________
Total current assets	701,904	787,888	227,648

Long - term accounts receivable	941	844	244

Prepaid value added tax and expenses	5,668	3,938	1,138

Investments in shares	1,414,727	1,531,604	442,532

Property, plant and equipment, net	387,071	391,633	113,156

Development costs and mineral lands, net	135,028	139,855	40,409

Deferred stripping costs	54,933	54,933	15,872

Mining concessions and goodwill, net	164,820	161,838	46,760

Deferred income tax and workers' profit sharing, net	291,486	273,335	78,975
	__________	__________	__________
Total assets	3,156,578	3,345,868	966,734
	___________	___________	___________

Consolidated Balance Sheets (Continued)

	2003	2004	2004
	S/(000)	S/(000)	US$(000)

Liabilities and shareholders' equity, net
Current liabilities
Bank loans	22,991	24,798	7,165
Trade accounts payable	51,644	54,380	15,712
Other current liabilities	84,267	184,785	53,391
Fair value of derivative instruments	97,893	92,680	26,778
Current portion of long-term debt	69,043	62,140	17,954
Deferred revenue from future sale	67,463	67,463	19,492
	__________	__________	__________
Total current liabilities	393,301	486,246	140,492
	__________	__________	__________
Other long-term liabilities	75,314	58,384	16,869
Fair value of derivative instruments	301,664	286,111	82,667
Long-term debt	44,558	35,786	10,340
Deferred revenue from future sale	628,287	614,367	177,512
	__________	__________	__________
Total liabilities	1,443,124	1,480,894	427,880
	__________	__________	__________
Minority interest	47,459	56,568	16,344
	__________	__________	__________
Shareholders' equity, net
Capital stock, net of treasury shares by S/48,881,000 in 2003 and 2004	584,809	584,809	168,971
Investment shares, net of treasury shares by 65,000 in 2003 and 2004	1,649	1,649	476
Additional paid-in capital	598,434	598,434	172,908
Legal reserve	97,383	114,522	33,089
Retained earnings	213,804	299,807	86,625
Cumulative translation adjustment	(28,818)	(63,602)	(18,377)
Unrealized gain of investments in shares carried at fair value	204,955	278,550	80,483
Unrealized loss from derivative instruments	(6,221)	(5,763)	(1,665)
	__________	__________	__________

Total shareholders' equity	1,665,995	1,808,406	522,510
	__________	__________	__________
Total liabilities and shareholders' equity, net	3,156,578	3,345,868	966,734
	__________	__________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)

For the three-month periods ended March 31, 2003 and 2004
	2003	2004	2004
	S/(000)	S/(000)	US$(000)

Operating revenues
Net sales	162,780	201,298	58,162
Royalty income	25,091	33,753	9,752
	__________	__________	__________
Total revenues	187,871	235,051	67,914
	__________	__________	__________
Costs of operation
Operating costs	72,827	81,214	23,465
Depreciation	8,615	11,480	3,317
Exploration and development costs in operational mining sites	15,369	23,464	6,779
	__________	__________	__________
Total costs of operation	96,811	116,158	33,561
	__________	__________	__________
Gross margin	91,060	118,893	34,353
	__________	__________	__________
Operating expenses
General and administrative	17,377	20,609	5,955
Exploration costs in non-operational mining areas	8,988	10,117	2,923
Selling	5,088	5,020	1,450
Royalties	4,744	4,447	1,285
	__________	__________	__________
Total operating expenses	36,197	40,193	11,613
	__________	__________	__________
Operating income	54,863	78,700	22,740
	__________	__________	__________
Other income (expenses)
Share in affiliated companies, net	67,309	167,557	48,413
Realized deferred revenue from future sale	-	13,920	4,022
Gain from change in the fair value of derivative instruments	95,010	8,556	2,472
Realized loss in derivative instruments	(1,336)	(45,721)	(13,210)
Interest income	1,230	2,849	823
Gain (loss) from exposure to inflation	888	(4,821)	(1,393)
Interest expense	(2,395)	(1,814)	(524)
Amortization of mining concessions and goodwill	(4,122)	(2,982)	(862)
Other, net	2,201	(1,083)	(312)
	__________	__________	__________
Total other income (expenses), net	158,785	136,461	39,429
	__________	__________	__________
Income before worker's profit sharing, income tax and minority interest	213,648	215,161	62,169
Workers' profit sharing	(39)	(3,804)	(1,099)
Income tax	(6,640)	(22,212)	(6,418)
	__________	__________	__________
Income before minority interest	206,969	189,145	54,652
Minority interest	(13,823)	(15,572)	(4,499)
	__________	__________	__________
Net income	193,146	173,573	50,153
	___________	___________	___________
Basic and diluted earnings per share, stated in Peruvian Nuevos Soles and U.S. dollars	1.52	1.36	0.39
	___________	___________	___________
Weighted average number of shares outstanding	127,236,219	127,236,219	127,236,219
	____________	____________	___________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)

For the three-month periods ended March 31, 2003 and 2004
	2003	2004	2004
	S/(000)	S/(000)	US$(000)

Operating activities
Collection from customers	182,941	216,126	62,446
Collection of dividends	-	95,366	27,554
Collection of royalties	24,974	28,119	8,124
Collection of interest	2,530	2,849	823
Payments to suppliers and third parties	(80,307)	(89,240)	(25,784)
Payments to employees	(33,281)	(32,758)	(9,465)
Payments of exploration expenditures	(19,843)	(29,171)	(8,428)
Payments of income tax	(11,236)	(14,498)	(4,189)
Payments of royalties	(6,602)	(5,708)	(1,649)
Payments of interest	(3,965)	(1,517)	(438)
	________	________	________
Net cash provided by operating activities	55,211	169,568	48,994
	________	________	________
Investing activities
Payments by derivative instruments settled, net	(1,336)	(45,721)	(13,210)
Purchase of plant and equipment	(11,216)	(14,825)	(4,283)
Development expenditures	(6,256)	(9,735)	(2,813)
Increase of accounts receivable from affiliate	-	(2,652)	(766)
Payments by investments in shares	(1,556)	(1,244)	(359)
Proceeds from sale of plant and equipment	407	903	261
	________	________	________
Net cash used in investing activities	(19,957)	(73,274)	(21,170)
	________	________	________

Net cash used in financing activities	(15,843)	(13,868)	(4,007)
	________	________	________
Net increase in cash during the period	19,411	82,426	23,817
Cash at beginning of period	93,996	390,572	112,848
	________	________	________
Cash at period-end	113,407	472,998	136,665
	________	________	________

	2003	2004	2004
	S/(000)	S/(000)	US$(000)

Reconciliation of net income to net cash provided by operating activities
Net income	193,146	173,573	50,153
Add (deduct)
Gain from change in the fair value of derivative instruments	(95,010)	(8,556)	(2,472)
Share in affiliated companies, net of dividends received	(67,309)	(76,966)	(22,238)
Minority interest	13,823	15,572	4,499
Depreciation	9,116	11,908	3,441
Expense from deferred income tax and workers' profit sharing	161	9,922	2,867
Loss (gain) from exposure to inflation	(888)	4,821	1,393
Amortization of development costs in operative mining sites	4,013	4,202	1,214
Amortization of mining concessions and goodwill	4,122	2,982	862
Long-term officers' compensation (*)	1,204	2,054	593
Accretion expense	-	986	284
Loss (gain) on sale of plant and equipment	38	(624)	(180)
Unrealized loss in investment fund costs	-	297	86
Net cost of retired plant and equipment	1,407	-	-
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	8,543	20,219	5,842
Inventories	(3,727)	(3,598)	(1,039)
Income tax credit and value added tax and expenses	(1,778)	(8,653)	(2,500)
Deferred stripping costs	(1,441)	-	-
Increase (decrease) of operating liabilities -
Accounts payable	(10,209)	21,429	6,189
	________	________	________

Net cash provided by operating activities	55,211	169,568	48,994
	________	________	________

(*) This provision, which covers until the year 2013, corresponds to a long-term compensation program granted by the Company to certain officers, as further explained in Note 17 to the 2003 consolidated financial statements.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: April 23, 2004